Exhibit 99.1

Ituran Location and Control Ltd. Announces Extraordinary General Meeting’s Results

At the extraordinary meeting of the shareholders of Ituran Location and Control Ltd. (the “Company”), held on May 21, 2012, the following resolution was adopted:

1.
To approve the agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. (“Subsidiary”) and Mr. Avner Kurz, as more fully described in the proxy statement. A total of 12,410,036 ordinary shares (90.28%) voted FOR this resolution, of which 5,769,575 ordinary shares are held by shareholders who do not have a personal interest in the resolution (83.11% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 1,172,702 ordinary shares voted AGAINST this resolution and 163,830 ordinary shares ABSTAINED.

The item on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such a majority includes at least a majority of the votes of shareholders who lack personal interest voting on the issue (not including abstentions); or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 2% of the aggregate voting rights in the Company.

Therefore, the resolution was adopted

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246